Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

LUNDIN MINING ANNOUNCES SENIOR APPOINTMENTS

August 25, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce a number of senior appointments, further strengthening its management team.

A new finance team starts in the Toronto office effective September 2, 2008 led by Mr. Ted Mayers who has been appointed Chief Financial Officer. Mr. Mayers was formerly Chief Financial Officer for LionOre Mining International Ltd and he will be supported in his new role by Marie Inkster, Vice President, Finance and two other senior finance people all of whom were previously with LionOre.

Mr. Mayers will be replacing Mr. Anders Haker as CFO. Neither Mr. Haker, who has been based in Stockholm, nor the Company's financial reporting team currently based in Vancouver, will be relocating to Toronto. The Board of Directors would like to thank Mr. Haker and his finance team for their outstanding contribution to the Company's growth to date and wishes them every success in the future.

Mr. Mayers is an MBA graduate of the University of Western Ontario and has a Bachelor of Science from McGill University. He is a Chartered Accountant and has served on the Board of GBS Gold International Inc, LionOre Mining International Ltd and Zaruma Resources Inc. He brings a wealth of financial expertise within the mining industry and has extensive experience in tax structuring, debt and equity financing and investor relations.

His experience includes one year as Executive Vice President, Business Development of GBS Gold International Inc.; ten years as Chief Financial Officer of LionOre Mining International Ltd.; and ten years in senior finance and treasury roles with The Molson Companies Limited.

Mr. Phil Wright, President and Chief Executive of Lundin Mining commented, "Ted brings with him extremely relevant experience from his time at LionOre and has great strengths in multinational finance, accounting and treasury operations. I look forward to working with him and the new finance team at an exciting stage of our development."

The Company is also pleased to announce the appointment of Mr. Peter Nicoll as Vice President, Health, Safety, Environment and Community. Mr. Nicoll joins Lundin Mining from Uranium One and prior to that he held senior HSEC positions with Centerra Gold, Billiton/Rio Algom and ICI where he was Director, SHE for the North American Explosives Business and Occupational Health Advisor for the International Explosives Business.

Mr. Nicoll has worked as a mines geologist for Roan Consolidated in Zambia and for the National Coal Board in the UK. He has also has been a member of Mines Rescue Services and has worked as an industrial hygienist. He has a Bachelor of Science (Honours) in Geology, and has qualified as a Registered Occupational Hygienist and a Certified Environmental Auditor.

Commenting, Mr. Phil Wright, President and Chief Executive, said "We are very pleased to have Peter. He has an extremely relevant background and we look forward to his advice and guidance as we continue our progress towards world's better practice."

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six large-scale, long life mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. As well, the Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.